

Mail Stop 4631

January 8, 2018

Mr. Richard A. Costello
Chief Financial Officer
Green Brick Partners, Inc.
2805 Dallas Parkway, Suite 400
Plano, Texas 75093

      RE: **Green Brick Partners, Inc.**
              Form 10-K for the Year Ended December 31, 2016
              Filed March 13, 2017
              Response Dated November 13, 2017
              File No. 1-33530

Dear Mr. Costello:

      We have reviewed your November 13, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 30, 2017 letter.

Form 10-K for the Year Ended December 31, 2016

Financial Statements

1. Organization and Basis of Presentation, page 66

Principles of Consolidation, page 67

1.   We note your response to prior comment one. Given that you provide more than half of the financial support of your controlled builders through your first lien construction

loans, it is still not clear how you determined that your controlled builders are not variable interest entities. Please provide the following information:

- You indicated that the initial capital contribution for each controlled builder was $0.2 million or less, which accounted for less than 1% of the total assets of each controlled builder. Please tell us how you determined that the controlled builders would have been able to obtain commercial financing on customary terms without additional subordinated financial support. Please provide a more comprehensive analysis including quantitative and/or qualitative factors considered;

- Given size and credit history of your controller builders, please tell us how you determined that the interest rate charged to your controlled builders was reasonable. Please provide support that is consistent with similar size builders as your controlled builders, rather than public companies, as these companies are not comparable to your controlled builders. Please specifically tell us whether your controlled builders have enough equity to induce lenders or other investors to provide the funds necessary at "market terms" for your controlled builders to conduct their activities;

- Given that the homebuilding industry was coming out of a downturn, please tell us how you determined that companies with similar risk profiles as your controlled builders were extended credit from lending institutions; and

- If you conclude that your controlled builders are variable interest entities, please provide a comprehensive analysis of how you applied the Variable Interest Model and provide your proposed disclosures.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Dale Welcome, Staff Accountant at (202) 551-3865 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction